ONE LIBERTY PROPERTIES, INC.

2001 ANNUAL REPORT

To Our Stockholders

We are extremely pleased with our results for the year ended December 31, 2001. In 2001, our revenues, which consist primarily of rental income from our tenants, increased by 21% to $15,320,000, primarily due to rental income received from eight properties acquired at various times during the prior year, with the two most significant acquisitions having been completed in December, 2000. Operating income (income before gains on sale) increased by 15% to $4,754,000.



Funds from operations applicable to common stockholders, which is considered to be a measure of the financial performance of an equity REIT, increased 18% year over year due to the significant increase in rental income generated by the properties we acquired during 2000. Funds from operations to common stockholders is derived by adding to net income depreciation of properties and provision for valuation adjustment, and deducting from net income gains on sale of real estate and cash distributions to preferred stockholders. Since one of our main business objectives is to maintain and increase cash available for distribution to our common stockholders, per share cash available for distribution to common stockholders is an important measure of our performance. For the year ended December 31, 2001, our cash available for distribution to common stockholders increased by 11% to $1.43 per from $1.29 per share for the preceding year (computed on a diluted basis for both years). Cash available for distribution to common stockholders is derived by deducting from funds from operations the effect of the straight line rent adjustment and amortization of mortgages payable.

Due to the favorable results of our operations in the year 2001, at the March 2002 meeting of your Board of Directors, the quarterly cash distribution to common stockholders was increased by 10% to $.33 per common share per quarter or an annualized cash distribution to common shareholders of $1.32 per share. The initial cash distribution at the increased rate was paid on April 4, 2002.

In 2001, we entered into a joint venture with an affiliate of the real estate equity group of Deutsche Bank A.G. The venture was formed to acquire megaplex movie theatre properties, concentrating on those with stadium-style seating. We anticipate that the activities in this joint venture will be an important aspect of our expansion activities in the next few years. In November, 2001 the venture acquired a 20 screen megaplex stadium theatre property located in Norwalk, California that is net leased to a subsidiary of a nationally recognized theatre operator for an initial term which expires in 2021. As of the date of this letter, the venture has entered into contracts to acquire three additional megaplex stadium theatres. One theatre, located in a suburb of Dayton, Ohio, has twenty screens and is net leased to a nationally recognized operator for a term which expires in 2014. The venture has agreed to acquire this property for $9,725,000. Another theatre under contract is

To Our Stockholders

(CONTINUED)

located in Austell, Georgia (a suburb of Atlanta), has 22 screens, and is net leased to a nationally recognized operator for a term which expires in 2019. The venture has agreed to acquire this property for $11,800,000. The third theatre under contract is a 24 screen theatre located in Atlanta, Georgia, leased to a nationally recognized operator for a term which expires in 2017, which the venture has agreed to purchase for $14,100,000. All theatres under contract are less than three years old and are among the top performing movie theatres in the country.

We currently own 33 properties and participate in two joint ventures each of which owns one property. Our properties (including the properties owned by the two joint ventures) are located in thirteen states and have approximately 2,500,000 square feet of rentable space. The occupancy rate of our property portfolio is in excess of 99%.

We continually examine property acquisitions and are always seeking to upgrade our portfolio. In 2001, we disposed of two small properties containing a total of 6,122 square feet of rentable space for a net gain of $126,000.

At year end, we had an extremely strong balance sheet. We had total assets of $132,939,000 and stockholders' equity of $54,348,000. Our company has grown steadily over the past five years. We have expanded the focus of our business, substantially increased our real estate investments, and increased our stockholders' equity, funds from operations and cash available for distribution. We are optimistic about our ability to continue to grow our company, both directly and through our recently formed theatre joint venture, by acquiring well located net leased real estate, which in turn should have an accretive effect to our funds from operations.

Effective January 1, 2002 Jeffrey Fishman, who has been Chief Operating Officer of our company since December, 1999, was appointed by the Board of Directors as our Chief Executive Officer. Fred Gould, who has served as Chairman and Chief Executive Officer will remain as Chairman. We are fortunate that we will continue to have his guidance, experience, and counsel available to us.

We are appreciative of the efforts of our directors, officers and employees and we thank them for their devotion and dedication. We are most grateful to you, our stockholders, for your support.

In closing we cannot fail to mention the horrific terrorist acts which occurred on September 11th. Many wonderful, talented people we had the privilege of being associated with lost their lives in the attack on the World Trade Center. We are grateful that some of our friends who worked at the World Trade Center survived the attack and we give our heartfelt thanks to all the policemen, firefighters, EMT personnel and rescuers who heroically devoted themselves to saving and helping others.

Sincerely yours,

Fredric H. Gould
Chairman of the Board

Jeffrey Fishman
President and Chief Executive Officer

April 9, 2002

Certain statements contained in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. For additional information about the company, please see the company's most recent Form 10K dated March 26, 2002, as filed with the Securities and Exchange Commission on March 27, 2002, and other documents filed by the company with the Securities and Exchange Commission.

ONE LIBERTY PROPERTIES, INC. is a self-administered and self-managed real estate investment trust incorporated under the laws of Maryland on December 27, 1982. The primary business of the Company is to acquire, own and manage a geographically diversified portfolio of retail, industrial, office, movie theaters and other properties under long term leases. Substantially all of our leases are "net leases", under which the tenant is responsible for real estate taxes, insurance and ordinary maintenance and repairs.

ONE LIBERTY PROPERTIES, INC.

We acquired our portfolio of properties by balancing fundamental real estate analysis with tenant credit evaluation. Our analysis focuses primarily on the intrinsic value of a property, determined primarily by its location and by local demographics. We also evaluate a tenant's financial ability to meet operational needs and lease obligations. We believe that our emphasis on property value enables us to achieve better returns on our acquired properties and also enhances our ability to re-rent or dispose of a property on favorable terms upon the expiration or early termination of a lease. Consequently, we believe that the weighting of these factors in our analysis enables us to achieve attractive current returns with potential growth through contractual rent increases and property appreciation.

Financial Highlights

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31, 2001	Year Ended December 31, 2000
Revenues	$ 15,320	$ 12,669
Expenses	10,566	8,527
Income before gain on sale	$ 4,754	$ 4,142
Net income	$ 4,866(a)	$ 7,932(a)
Dividends on preferred stock	1,037	1,044
Net income applicable to common stockholders	$ 3,829	$ 6,888
Net income per common share-diluted	$ 1.26	$ 2.25
Weighted average number of common shares-diluted	3,036	3,528

	December 31, 2001	December 31, 2000
Total assets	$ 132,939	$ 128,219
Real estate investments, net	118,564	121,620
Investment in unconsolidated joint venture	6,345	-
Mortgages payable	76,587	64,123
Line of credit	-	10,000
Total liabilities	78,591	74,843
Stockholders' equity	54,348	53,376

(a) Includes gain on sale of $112 and $3,790 respectively, or $.04 and $1.07 per share respectively.


REAL ESTATE INVESTMENTS, NET
(INCLUDES UNCONSOLIDATED JOINT VENTURE)
DOLLARS IN MILLIONS
$140
120
100
80
60
40
20
0
1999
2000
2001


FUNDS FROM OPERATIONS
APPLICABLE TO COMMON
DOLLARS IN MILLIONS
$7
6
5
4
3
2
1
0
1999
2000
2001


RENTAL INCOME
DOLLARS IN MILLIONS
$16
14
12
10
8
6
4
2
0
1999
2000
2001

Consolidated Balance Sheets

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	December 31, 2001	December 31, 2000
ASSETS		
Real estate investments, at cost (Notes 3, 4, and 5)		
Land	$ 25,939	$ 26,279
Buildings and improvements	101,288	101,585
	127,227	127,864
Less accumulated depreciation	8,663	6,244
	118,564	121,620
Investment in unconsolidated joint venture (Note 3)	6,345	-
Cash and cash equivalents	2,285	2,069
Unbilled rent receivable (Note 3)	2,442	1,615
Rent, interest, deposits and other receivables	1,157	976
Notes receivable - officer (Note 7)	167	240
Investment in BRT Realty Trust - (related party) (Note 2)	361	240
Deferred financing costs	1,247	1,154
Other (including available-for-sale securities of $249 and $228) (Note 2)	371	305
	$ 132,939	$ 128,219
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgages payable (Note 5)	$ 76,587	$ 64,123
Line of credit (Note 5)	-	10,000
Dividends payable	1,177	-
Accrued expenses and other liabilities	827	720
Total liabilities	78,591	74,843
Commitments and contingencies	-	-
Stockholders' equity (Notes 6, 8, and 9):		
Redeemable Convertible Preferred Stock, $1 par value; $1.60 cumulative annual dividend; 2,300 shares authorized; 648 shares issued; liquidation and redemption values of $16.50	10,693	10,693
Common Stock, $1 par value; 25,000 shares authorized; 3,058 and 3,010 shares issued and outstanding	3,058	3,010
Paid-in capital	32,192	31,650
Accumulated other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	261	76
Accumulated undistributed net income	8,144	7,947
Total stockholders' equity	54,348	53,376
	$ 132,939	$ 128,219

SEE ACCOMPANYING NOTES.

Consolidated Statements of Income

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31, 2001	2000	1999
Revenues:			
Rental income (Note 3)	$ 15,053	$ 12,333	$ 8,831
Equity in earnings of unconsolidated joint venture	83	-	-
Interest and other income (Note 3)	184	336	1,349
	15,320	12,669	10,180
Expenses:			
Depreciation and amortization	2,900	2,356	1,645
Interest - mortgages payable (Note 5)	5,810	4,261	2,543
Interest - line of credit (Note 5)	250	340	-
Leasehold rent	289	289	289
General and administrative (Note 7)	1,136	1,089	821
Real estate expenses	181	67	129
Provision for valuation adjustment of real estate (Note 4)	-	125	-
	10,566	8,527	5,427
Income before gain on sale	4,754	4,142	4,753
Gain on sale of real estate (Note 3)	126	3,802	62
(Loss) gain on sale of available-for-sale securities	(14)	(12)	64
	112	3,790	126
Net income	$ 4,866	$ 7,932	$ 4,879
Calculation of net income applicable to common stockholders:			
Net income	$ 4,866	$ 7,932	$ 4,879
Less dividends and accretion on preferred stock	1,037	1,044	1,247
Net income applicable to common stockholders	$ 3,829	$ 6,888	$ 3,632
Weighted average number of common shares outstanding:			
Basic	3,019	2,993	2,960
Diluted	3,036	3,528	2,963
Net income per common share (Notes 2 and 8)			
Basic	$ 1.27	$ 2.30	$ 1.23
Diluted	$ 1.26	$ 2.25	$ 1.23
Cash distributions per share:			
Common Stock	$ 1.20	$ 1.20	$ 1.20
Preferred Stock	$ 1.60	$ 1.60	$ 1.60

SEE ACCOMPANYING NOTES.

Consolidated Statements of Stockholders' Equity

FOR THE THREE YEARS ENDED DECEMBER 31, 2001
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Preferred Stock	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Undistributed Net Income	Total
Balances, December 31, 1998	$ -	$ 2,940	$ 30,965	$ 100	$ 4,490	$ 38,495
Distributions - Common Stock ($1.20 per share)	-	-	-	-	(3,552)	(3,552)
Distributions - Preferred Stock ($1.60 per share)	-	-	-	-	(1,168)	(1,168)
Preferred Stock (Note 6)	10,802	-	-	-	-	10,802
Accretion on Preferred Stock	-	-	(79)	-	-	(79)
Preferred shares converted to Common Stock	-	1	7	-	-	8
Shares issued through dividend reinvestment plan	-	39	445	-	-	484
Net income	-	-	-	-	4,879	4,879
Other comprehensive income - net unrealized loss on available-for-sale securities (Note 2)	-	-	-	(67)	-	(67)
Comprehensive income	-	-	-	-	-	4,812
Balances, December 31, 1999	10,802	2,980	31,338	33	4,649	49,802
Distributions - Common Stock ($1.20 per share)	-	-	-	-	(3,590)	(3,590)
Distributions - Preferred Stock ($1.60 per share)	-	-	-	-	(1,044)	(1,044)
Preferred Stock (Note 6)	(109)	-	18	-	-	(91)
Shares issued through dividend reinvestment plan	-	30	294	-	-	324
Net income	-	-	-	-	7,932	7,932
Other comprehensive income - net unrealized gain on available-for-sale securities (Note 2)	-	-	-	43	-	43
Comprehensive income	-	-	-	-	-	7,975
Balances, December 31, 2000	10,693	3,010	31,650	76	7,947	53,376
Distributions - Common Stock ($1.20 per share)	-	-	-	-	(3,632)	(3,632)
Distributions - Preferred Stock ($1.60 per share)	-	-	-	-	(1,037)	(1,037)
Exercise of options	-	33	368	-	-	401
Shares issued through dividend reinvestment plan	-	15	174	-	-	189
Net income	-	-	-	-	4,866	4,866
Other comprehensive income - net unrealized loss on available-for-sale securities (Note 2)	-	-	-	185	-	185
Comprehensive income	-	-	-	-	-	5,051
Balances, December 31, 2001	$ 10,693	$ 3,058	$ 32,192	$ 261	$ 8,144	$ 54,348

SEE ACCOMPANYING NOTES.

Consolidated Statements of Cash Flows

(AMOUNTS IN THOUSANDS)

	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 4,866	$ 7,932	$ 4,879
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of real estate	(126)	(3,802)	(62)
Loss (gain) on sale of available-for-sale securities	14	12	(64)
Increase in rental income from straight-lining of rent	(827)	(669)	(572)
Equity in earnings of unconsolidated joint venture	(83)	-	-
Distribution from unconsolidated joint venture	65	-	-
Payments to minority interest by subsidiary	(23)	(32)	(13)
Provision for valuation adjustment	-	125	-
Depreciation and amortization	2,900	2,356	1,645
Changes in assets and liabilities:			
Increase in rent, interest, deposits and other receivables	(153)	(422)	(82)
Increase in accrued expenses and other liabilities	131	340	95
Net cash provided by operating activities	6,764	5,840	5,826
Cash flows from investing activities:			
Additions to real estate	(152)	(51,994)	(11,499)
Net proceeds from sale of real estate	749	12,514	210
Investment in unconsolidated joint venture	(6,327)	-	-
Net proceeds from sale of available-for-sale securities	201	156	1,203
Collection of mortgages receivable	-	-	228
Purchase of available-for-sale securities	(173)	-	(885)
Net cash used in investing activities	(5,702)	(39,324)	(10,743)
Cash flows from financing activities:			
(Repayments) proceeds from bank line of credit	(10,000)	10,000	-
Proceeds from mortgages payable	13,600	20,162	5,775
Payment of financing costs	(408)	(666)	(238)
Repayment of mortgages payable	(1,136)	(789)	(528)
Cash distributions - Common Stock	(2,714)	(3,590)	(4,434)
Cash distributions - Preferred Stock	(778)	(1,044)	(1,491)
Exercise of stock options	401	-	-
Repurchase of preferred stock, which was cancelled	-	(91)	(2,494)
Issuance of shares through dividend reinvestment plan	189	324	484
Net cash (used in) provided by financing activities	(846)	24,306	(2,926)
Net increase (decrease) in cash and cash equivalents	216	(9,178)	(7,843)
Cash and cash equivalents at beginning of year	2,069	11,247	19,090
Cash and cash equivalents at end of year	$ 2,285	$ 2,069	$ 11,247
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest expense	$ 6,084	$ 4,464	$ 2,546
Supplemental schedule of non cash investing and financing activities:			
Assumption of mortgage payable in connection with purchase of real estate	$ -	$ 9,015	$ 1,065

SEE ACCOMPANYING NOTES.

Notes to Consolidated Financial Statements

DECEMBER 31, 2001

NOTE 1 – ORGANIZATION AND BACKGROUND

One Liberty Properties, Inc. (the "Company") was incorporated in 1982 in the state of Maryland. The Company is a self-administered real estate investment trust ("REIT") which currently participates in net leasing transactions and has engaged in other real property transactions. The Company owns thirty-three properties, a leasehold position with respect to one property and is a member of a joint venture which owns one property. The thirty-five properties are located in thirteen states.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of One Liberty Properties, Inc., its wholly-owned subsidiaries and a majority-owned limited liability company. Material intercompany items and transactions have been eliminated. The Company's investment in a less than majority owned joint venture has been accounted for using the equity method. One Liberty Properties, Inc., its subsidiaries and the limited liability company are hereinafter referred to as the Company.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME RECOGNITION

Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight-line basis over the initial term of the lease. Some of the leases provide for additional contingent rental revenue in the form of percentage rents and increases based on the consumer price index. The percentage rents are based upon the level of sales achieved by the lessee and are recorded once the required sales levels are reached.

DEPRECIATION

Depreciation of buildings is computed on the straight-line method over an estimated useful life of 40 years for commercial properties and 27 and one half years for residential properties.

DEFERRED FINANCING COSTS

Mortgage and credit line costs are deferred and amortized on a straight-line basis over the terms of the respective debt obligations, which approximates the effective interest method.

FEDERAL INCOME TAXES

The Company has qualified as a real estate investment trust under the applicable provisions of the Internal Revenue Code. Under these provisions, the Company will not be subject to federal income taxes on amounts distributed to stockholders providing it distributes substantially all of its taxable income and meets certain other conditions.

Total distributions made during 2001 and 2000 included approximately 1% attributable to capital gains, with the balance to ordinary income.

INVESTMENTS IN DEBT AND EQUITY SECURITIES

The Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each report date. At December 31, 2001, all marketable securities have been classified as available-for-sale and, as a result, are stated at fair value. Unrealized gains and losses on available-for-sale securities are recorded as accumulated other comprehensive income in the stockholders' equity section.

The Company's investment in 30,048 common shares of BRT Realty Trust ("BRT"), a related party of the Company, (accounting for less than 1% of the total voting power of BRT), purchased at a cost of $97,000 has a fair market value at December 31, 2001 of $361,000. The net unrealized holding gain of $264,000 is excluded from earnings. In addition, the Company has invested $252,000 in various other equity securities which have a fair market value of $249,000 at December 31, 2001. The aggregate net unrealized holding loss of $3,000 on these investments is also excluded from earnings. At December 31, 2001, the cumulative unrealized gain of $261,000 on these investments is reported as accumulated other comprehensive income in the stockholders' equity section.

Realized gains and losses are determined using the average cost method. During 2001 and 2000, sales proceeds and gross realized gains and losses on securities classified as available-for-sale were:

	2001	2000
Sales proceeds	$ 201,000	$ 156,000
Gross realized losses	$ (17,000)	$ (12,000)
Gross realized gains	$ 3,000	$ -

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

NOTES RECEIVABLE – OFFICER: The carrying amount of the notes receivable reported on the balance sheet is their face value. The notes carry an interest rate equal to the prime rate and thus the outstanding balance approximates the fair value.

INVESTMENT IN EQUITY SECURITIES: Since these investments are considered "available-for-sale", they are reported in the balance sheet based upon quoted market prices.

MORTGAGES PAYABLE: At December 31, 2001, the estimated fair value of the Company's mortgages payable exceeded its carrying value by $800,000, assuming a market interest rate of 7.75%.

Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

ACCRETION ON PREFERRED STOCK

The Company has Preferred Stock outstanding which is both redeemable and convertible. The stock was initially recorded in the financial statements at its fair value based upon the initial average trades on the American Stock Exchange. The amount by which the redemption value exceeded the carrying value was accreted using the interest method through July 1, 1999. (See Note 6.)

EARNINGS PER COMMON SHARE

Basic earnings per share was determined by dividing net income applicable to common stockholders for each year by the weighted average number of shares of Common Stock outstanding during each year.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the earnings of the Company. For the years ended December 31, 2001 and 1999, diluted earnings per share was determined by dividing net income applicable to common stockholders for each year by the total of the weighted average number of shares of Common Stock outstanding plus the dilutive effect of the Company's outstanding options (16,498 and 3,376 shares for the years ended 2001 and 1999, respectively) using the treasury stock method. The Preferred Stock was not considered for the purpose of computing diluted earnings per share for the years ended December 31, 2001 and 1999 because their assumed conversion was antidilutive. For the year ended December 31, 2000, diluted earnings per share was determined by dividing net income by the total of the weighted average number of shares of Common Stock outstanding plus the dilutive effect of the Company's outstanding options (49,500 shares) plus the dilutive effect of the Company's Preferred Stock using the if-converted method.

Various options were not included in the computation of diluted earnings per share in each year because the exercise price of these options is greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

VALUATION ALLOWANCE ON REAL ESTATE OWNED

The Company reviews each real estate asset owned for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement is based upon the fair market value of the asset. Real estate assets that are expected to be disposed of are valued at the lower of carrying amount or fair value less costs to sell on an individual asset basis.

ACCOUNTING FOR LONG-LIVED ASSETS

The Financial Accounting Standards Board issued Statement No. 144 "Accounting for the Impairment of Long-Lived Assets" which supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used". In addition, Statement No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset or asset group to be disposed of other than by sale (e.g. abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset or asset group as "held for sale". The Company's management does not anticipate that the adoption of this statement will have an effect on the earnings or the financial position of the Company.

Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2001

SEGMENT REPORTING

Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement No. 131, Disclosure About Segments of an Enterprise and Related Information. Statement No. 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Virtually all of the Company's real estate assets are comprised of real estate owned that is net leased to tenants on a long-term basis. Therefore, the Company operates predominantly in one industry segment, and thus, Statement No. 131 did not have a material impact on that Company's financial statements.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective January 1, 2001 the Company adopted the Financial Accounting Standards Board Statement No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. Statement No. 137 deferred for one year the effective date of Statement No. 133, Accounting for Derivatives Instruments and Hedging Activities. Because of the Company's minimal use of derivatives, Statement No. 137 did not have a significant effect on earnings or the financial position of the Company.

RECLASSIFICATION

Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation.

NOTE 3 – REAL ESTATE INVESTMENTS AND MINIMUM FUTURE RENTALS

In November, 2001, a joint venture entered into by the Company with an affiliate of Deutsche Bank A.G., an unrelated party, acquired a megaplex stadium style theatre. The Company invested approximately $6,300,000 for its 50% participation in the joint venture. All decisions of the venture are subject to joint control. A management fee equal to 1% of rent paid by the tenant is paid to a company controlled by the Chairman of the Board of Directors and certain officers of the Company. The fee for the year ending December 31, 2001 was $1,300.

During the year ended December 31, 2000, the Company purchased eight properties in four states for a total consideration of $61,009,000. First mortgages totaling $29,015,000 were placed on five of these properties.

The rental properties owned at December 31, 2001 are leased under noncancellable operating leases to corporate tenants with current expirations ranging from 2002 to 2038, with certain tenant renewal rights. The majority of lease agreements are net lease arrangements which require the tenant to pay not only rent but all the expenses of the leased property including maintenance, taxes, utilities and insurance. Certain lease agreements provide for periodic rental increases and others provide for increases based on the consumer price index.

The minimum future rentals to be received over the next five years and thereafter on the operating leases in effect at December 31, 2001 are as follows:

Year Ending December 31,	(In Thousands)
2002	$ 13,616
2003	13,078
2004	13,167
2005	13,097
2006	12,636
Thereafter	98,572
Total	$164,166

At December 31, 2001, the Company has recorded an unbilled rent receivable aggregating $2,442,000, representing rent reported on a straight-line basis in excess of rental payments required under the initial term of the respective leases. This amount is to be billed and received pursuant to the lease terms over the next sixteen years. The minimum future rentals presented above include amounts applicable to the repayment of these unbilled rent receivables.

For the year ended December 31, 2001, one tenant generated revenues of 11.4% of the Company's total revenues. This tenant, who occupies an entire flex building, generated $1,746,000 in rental revenue. The initial term of the tenant's lease expires December 31, 2014.

SALES OF REAL ESTATE

In May and August, 2001, the Company sold two properties for a total sales price of $800,000 and recognized a net gain of $126,000.

On October 20, 2000, the Company sold the thirteen locations it owned in Michigan that were net leased to Total Petroleum, Inc. The gross sales price was $12,000,000 which resulted in a gain of $3,603,000 for financial statement purposes. The Company did not realize a gain for federal income tax purposes on the sale in accordance with Internal Revenue Section 1031.

In February and May, 2000, the Company sold two properties for a total sales price of $890,000 and recognized gains totaling $199,000.

In July 1999, the Company sold a property for a sales price of $225,000 and recognized a gain of $62,000.

Included in other income for the year ended December 31, 1999 is $793,000 which represents the return to the Company of unused escrow funds by the escrow agent pursuant to the lease agreement with Total Petroleum, Inc. (entered into in 1991).

NOTE 4 - PROVISION FOR VALUATION ADJUSTMENT

During the year ended December 31, 2000, the Company determined that the estimated fair value of two properties were lower than their carrying amounts and thus, the Company recorded a $125,000 provision for the differences. The $125,000 provision was recorded as a direct write-down of the respective investments on the balance sheet and depreciation was calculated using the new basis.

NOTE 5 - DEBT OBLIGATIONS

MORTGAGES PAYABLE

At December 31, 2001, there are twenty-three outstanding mortgages payable, all of which are secured by first liens on individual real estate investments with an aggregate carrying value of $116,453,000 before accumulated depreciation. The mortgages bear interest at rates ranging from 6.9% to 9.1%, and mature between 2002 and 2017. The weighted average interest rate was 8%, 7.7% and 7.6% for the years ended December 31, 2001, 2000 and 1999, respectively.

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	(In Thousands)
2002	$ 2,493
2003	10,000
2004	4,092
2005	9,367
2006	8,741
2007 and thereafter	41,894
Total	$76,587

LINE OF CREDIT

On March 24, 2000 the Company entered into an agreement with European American Bank ("EAB") to provide for a two year $15,000,000 revolving credit facility ("Facility"). EAB merged into Citibank NA and accordingly, Citibank, successor to EAB is hereafter referred to as the "Bank". The Facility provides that the Company pay interest at the Bank's prime rate on funds borrowed and an unused facility fee of 1/4%. The Company paid $175,000 in fees and closing costs which are being amortized over the term of the loan. The Company has exercised an option to extend the term for one year until March 24, 2003. The Facility is guaranteed by all of the Company's subsidiaries which own unencumbered properties and the shares of all the subsidiaries are pledged as collateral. The Company has agreed that it and its affiliates will maintain on deposit with the Bank at least 10% of the average outstanding annual principal balance of take downs under the Facility. If minimum balances are not maintained by the Company and its affiliates, a deficiency fee is charged to the Company.

The Facility is available to finance the acquisition of commercial real estate. The Company is required to comply with certain covenants. Net proceeds received from the sale or refinance of properties are required to be used to repay amounts outstanding under the Facility if proceeds from the Facility were used to purchase the property.

Some of Our Properties

FLEX BUILDING



RETAIL FACILITY


just for feet
just for feet

MOVIE THEATRE


amc
20 THEATRES

FLEX BUILDING



RETAIL FACILITY



Industry Allocation of Real Estate Investments

(AS OF DECEMBER 2001)


MOVIE THEATRE
HEALTH & FITNESS
FLEX
(Office/Mixed Use)
RESIDENTIAL
INDUSTRIAL
OFFICE
RETAIL

Locations of Properties

CALIFORNIA
Norwalk

COLORADO
Greenwood Village

FLORIDA
Fort Myers
Miami
West Palm Beach

GEORGIA
Atlanta

ILLINOIS
Champaign
Chicago (2)
Decatur

IOWA
Cedar Rapids
Ottumwa

MICHIGAN
Grand Rapids (2)

NEW YORK
Batavia
Brooklyn
Hamilton
Hauppauge
New Hyde Park
New York
Ronkonkoma
Selden

OHIO
Columbus (2)

PENNSYLVANIA
Hanover

TENNESSEE
Chattanooga

TEXAS
El Paso
Houston (2)
Killeen
Lewisville
Mesquite
Plano
Rosenberg

WASHINGTON
Seattle


Washington
Oregon
California
Idaho
Nevada
Montana
Wyoming
Utah
Arizona
Colorado
New Mexico
North Dakota
South Dakota
Nebraska
Kansas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
LA.
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Tennessee
Miss.
Ala
Georgia
Florida
South Carolina
North Carolina
Virginia
W.VA
Pennsylvania
New York
Maine
VT
NH
MA
CT
RI
NJ
DE
MD

Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2001

NOTE 6 – REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Preferred Stock has the following rights, qualifications and conditions: (i) a cumulative dividend preference of $1.60 per share per annum; (ii) a liquidation preference of $16.50 per share; (iii) a right to convert each share of Preferred Stock at any time into .825 of a share of Common Stock; (iv) redeemable by the Company at $16.50 per share and (v) one-half vote per share.

Pursuant to the Company's certificate of incorporation, as amended, each preferred shareholder of the Company had a one-time right to "put" the Preferred Stock to the Company at $16.50 per share for a period of ninety (90) days commencing July 1, 1999. During this period, preferred shareholders "put" 137,268 preferred shares to the Company for a total payment by the Company of $2,265,000. The preferred shareholders no longer have any rights to "put" their shares to the Company.

During the years ended December 31, 2000 and 1999 the Company repurchased 6,600 and 13,950 shares of Preferred Stock for an aggregate consideration of $91,000 and $228,000, respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS

At December 31, 2001 and 2000, Gould Investors L.P. ("Gould"), a related party, owned 542,397 shares of the common stock of the Company or approximately 18% of the equity interest and held approximately 16% of the voting rights.

Gould charged the Company $351,000, $272,000 and $248,000 during the years ended December 31, 2001, 2000 and 1999, respectively, for allocated general and administrative expenses and payroll based on time incurred by various employees.

The Company paid a company controlled by the Chairman of the Board of Directors and certain officers of the Company 1% brokerage fees totaling $136,000, $200,000 and $102,000 during the years ended December 31, 2001, 2000 and 1999 relating to mortgages placed on two, three and five of the Company's properties, respectively. These fees were deferred and are being amortized over the lives of the respective loans. During the years ended December 31, 2001 and 2000, this controlled company was paid fees of $12,500 and $4,000, respectively, for supervision of improvements and repairs to properties and was paid a brokerage fee of $300,000 relating to the sale of the Total Petroleum properties during the year ended December 31, 2000.

In 1999 and 2000, the Company made loans aggregating $240,000 to its current president providing for an interest rate equal to the prime rate and maturing in December, 2004. These loans are secured by shares of the Company purchased with the proceeds and personally guaranteed by him and his wife. The outstanding loan balance at December 31, 2001 is $167,000.

During October 1998 and prior to his being employed by the Company, Gould made a $350,000 loan to the current president and his wife which matured in October, 2001 and was repaid by December 31, 2001. The loan was secured by interests in several real estate partnerships in which Gould and the Company are the majority partners, and the wife of the Company's president is the minority partner. The loan bore interest at 9% and was personally guaranteed.

The minority partner of a limited liability company, which is consolidated within these financial statements, is the wife of the current president. This entity purchased real estate in March 1998, prior to the current president being employed by the Company.

NOTE 8 - STOCK OPTIONS

On November 17, 1989, the directors of the Company adopted the 1989 Stock Option Plan. Stock options under the 1989 Stock Option Plan are granted at per share amounts at least equal to their fair market value at the date of grant. A maximum of 225,000 common shares were reserved for issuance under the 1989 Stock Option Plan, of which none are available for grant at December 31, 2001.

On December 6, 1996, the directors of the Company adopted the 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan). Incentive stock options are granted at per share amounts, at least equal to their fair market value at the date of grant, whereas for nonstatutory stock options the exercise price may be any amount determined by the Board of Directors. Options granted under the Plan will expire no later than ten years after the date on which the option is granted. The options granted under the Plans are cumulatively exercisable at a rate of 25% per annum, commencing six months after the date of grant, and expire five years after the date of grant. A maximum of 225,000 shares of common stock of the Company (which includes 100,000 additional shares which were approved by the Company's shareholders as an amendment to the Plan at the 2001 annual meeting of stockholders) are reserved for issuance to employees, officers, directors, consultants and advisors to the Company, of which 85,000 are available for grant at December 31, 2001.

Changes in the number of common shares under all option arrangements are summarized as follows:

	Year Ended December 31,		
	2001	2000	1999
Outstanding at beginning of period	177,500	128,000	80,500
Granted	57,500	49,500	47,500
Option prices	$12.19	$11.125	$12.375
Exercisable at end of period	122,850	106,625	62,250
Exercised	(32,400)	-	-
Expired	-	-	-
Outstanding at end of period	202,600	177,500	128,000
Option price per share outstanding	$11.125-$14.50	$11.125-$14.50	$12.375-$14.50

As of December 31, 2001, the outstanding options had a weighted average remaining contractual life of approximately 2.41 years and a weighted average exercise price of $12.62.

The Company adopted Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The alternative fair value accounting provided for under FASB No. 123, Accounting for Stock-Based Compensation, is not applicable because it requires use of option valuation models that were not developed for use in valuing employee stock options.

Pro forma information regarding net income and earnings per share is required by FASB No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk free interest rate of 4.06%, 5.22% and 6.41%, dividend yield of 10.07%, 11.03% and 9.7%, volatility factor of the expected market price of the Company's Common Stock based on historical results of 1.41, .135 and .116; and expected lives of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Had the fair value method of accounting been applied to the Company's stock plan, which requires recognition of compensation cost ratably over the vesting period, pro forma net income applicable to common stockholders would have been $3,610,000 which would result in pro forma earnings of $1.22 per share in 1999. The Company has elected not to present pro forma information for 2001 and 2000 because the impact on the reported net income and earnings per share is immaterial.

NOTE 9 - DISTRIBUTION REINVESTMENT PLAN

In May, 1996, the Company implemented a Distribution Reinvestment Plan (the "Plan"). The Plan provides owners of record of 100 shares or more of its common and/or preferred stock the opportunity to reinvest cash distributions in newly-issued common stock of the Company at a five percent discount from the market price. No open market purchases are made under the Plan. During the years ended December 31, 2001 and 2000, the Company issued 15,098 and 30,532 common shares, respectively, under the Plan.

Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2001

NOTE 10 – INCOME TAXES
(Unaudited)

The Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, commencing with its taxable year ended December 31, 1983. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal, state and local income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal, state and local income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income.

RECONCILIATION BETWEEN FINANCIAL STATEMENT NET INCOME AND FEDERAL TAXABLE INCOME:

The following table reconciles financial statement net income to federal taxable income for the years ended December 31, 2001, 2000 and 1999 (amounts in thousands):

	2001 Estimate	2000 Actual	1999 Actual
Net income	$ 4,866	$ 7,932	$ 4,879
Straight line rent adjustments	(827)	(669)	(572)
Financial statement gain on sale in excess of tax gain	(69)	(3,745)	(129)
Rent received in advance	101	127	-
Financial statement provision for valuation adjustment	-	125	-
Financial statement depreciation in excess of tax	85	-	-
Other adjustments	(2)	(4)	(11)
Federal taxable income	$ 4,154	$ 3,766	$ 4,167

RECONCILIATION BETWEEN CASH DIVIDENDS PAID AND DIVIDENDS PAID DEDUCTION:

The following table reconciles cash dividends paid with the dividends paid deduction for the years ended December 31, 2001, 2000 and 1999 (amounts in thousands):

	2001	2000	1999
Cash dividends paid	$ 4,669	$ 4,634	$ 4,720
Dividend reinvestment plan (1)	12	18	20
	4,681	4,652	4,740
Less: Dividends designated to prior years	(1,645)	(2,521)	(3,094)
Plus: Dividends designated from following year	1,128	1,645	2,521
Dividends paid deduction (2)	$ 4,164	$ 3,776	$ 4,167

(1) Amount reflects the 5% discount on the Company's common shares purchased through the dividend reinvestment plan.

(2) Dividends paid deduction is higher than federal taxable income in 2001 and 2000 so as to account for adjustments made to federal taxable income as a result of the alternative minimum tax.

NOTE 11 – QUARTERLY FINANCIAL DATA (Unaudited)

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Quarter Ended				
	March 31	June 30	September 30	December 31	Total For Year
2001					
Revenues	$ 3,784	$ 3,882	$ 3,798	$ 3,856	$ 15,320
Net income	1,186	1,163	1,303	1,214	4,866
Net income applicable to common stockholders	927	904	1,044	954	3,829
Net income per common share:					
Basic	.31	.30	.35	.32	1.27(a)
Diluted	.31	.30	.34	.31	1.26(a)
2000					
Revenues	$ 2,559	$ 3,295	$ 3,356	$ 3,459	$ 12,669
Net income	1,140	1,156	1,081	4,555(b)(c)	7,932
Net income applicable to common stockholders	878	894	820	4,296(b)(c)	6,888
Net income per common share:					
Basic	.29	.30	.27	1.43	2.30(a)
Diluted	.29	.30	.27	1.29	2.25(a)

(a) Calculated on weighted average shares outstanding for the year.

(b) Net income reflects a provision for valuation adjustment of real estate amounting to $125 for the quarter ending December 31, 2000.

(c) Includes $3,603, (or $1.20 and $1.06 per common share, basic and diluted, respectively) from the sale of the Total Petroleum properties. See Note 3.

Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of One Liberty Properties, Inc. and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of One Liberty Properties, Inc. and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
March 1, 2002

Stock Price Ranges and Cash Distributions by Quarter

(QUOTES FROM AMERICAN STOCK EXCHANGE)

COMMON STOCK		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	$ 12.25	$ 13.98	$ 14.41	$ 15.00
December 31, 2001	Low	11.00	11.75	13.58	13.50
Cash distributions per share		0.30	0.30	0.30	0.30
Year Ended	High	$ 13.00	$ 11.75	$ 12.00	$ 11.38
December 31, 2000	Low	10.69	10.63	10.94	10.13
Cash distributions per share		0.30	0.30	0.30	0.30

PREFERRED STOCK		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	$ 15.28	$ 17.10	$ 18.00	$ 17.80
December 31, 2001	Low	13.50	14.60	16.10	16.75
Cash distributions per share		0.40	0.40	0.40	0.40
Year Ended	High	$ 15.88	$ 14.31	$ 14.63	$ 14.25
December 31, 2000	Low	14.63	12.25	12.25	13.31
Cash distributions per share		0.40	0.40	0.40	0.40

Five Year Summary of Selected Financial Data

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31, 2001	2000	1999	1998	1997
INCOME STATEMENT DATA					
Revenues	$ 15,320	$ 12,669	$ 10,180	$ 10,133	$6,285
Income before gain on sale	4,754	4,142	4,753	5,286	2,385
Net gain on sale of real estate and (loss) gain on sale of available-for-sale securities	112	3,790	126	1,132	599
Net income	4,866	7,932	4,879	6,418	2,984
Calculation of net income applicable to common stockholders:					
Net income	4,866	7,932	4,879	6,418	2,984
Less: dividends and accretion on preferred stock	1,037	1,044	1,247	1,452	1,450
Net income applicable to common stockholders	$ 3,829	$ 6,888	$ 3,632	$ 4,966	$1,534
Weighted average number of common shares outstanding:					
Basic	3,019	2,993	2,960	2,297	1,523
Diluted	3,036	3,528	2,963	2,298	1,529
Net income per common share:					
Basic	$ 1.27	$ 2.30	$ 1.23	$ 2.16	$1.01
Diluted	$ 1.26	$ 2.25	$ 1.23	$ 2.16	$1.00
Cash distribution per share of:					
Common stock	$ 1.20	$ 1.20	$ 1.20	$ 1.20	$1.20
Preferred stock	$ 1.60	$ 1.60	$ 1.60	$ 1.60	$1.60
BALANCE SHEET DATA					
Total real estate investments, net	$ 118,564	$ 121,620	$ 70,770	$ 59,831	$48,317
Investment in unconsolidated joint venture	6,345	-	-	-	-
Cash and cash equivalents	2,285	2,069	11,247	19,089	1,606
Total assets	132,939	128,219	85,949	82,678	57,648
Mortgages payable	76,587	64,123	35,735	29,422	20,545
Line of credit	-	10,000	-	-	4,605
Total liabilities	78,591	74,843	36,147	30,960	26,337
Total stockholders' equity	54,348	53,376	49,802	38,495	18,204
OTHER DATA					
Cash flow provided by (used in):					
Operating activities	$ 6,764	$ 5,840	$ 5,826	$ 5,810	$2,977
Investing activities	(5,702)	(39,324)	(10,743)	(6,705)	(5,959)
Financing activities	(846)	24,306	(2,926)	18,378	2,110
Calculation of funds from operations applicable to common stockholders: (a)					
Net income	4,866	7,932	4,879	6,418	2,984
Add: depreciation of properties (b)	2,600	2,113	1,478	1,184	894
Add: provision for valuation adjustment of real estate	-	125	-	157	-
Deduct: gain on sale of real estate	(126)	(3,802)	(62)	(1,102)	(610)
Deduct: nonrecurring income items	-	-	(793)	(2,087)	-
Deduct: minority interest in partially owned property	-	-	-	-	(231)
Deduct: preferred distributions	(1,037)	(1,044)	(1,168)	(1,294)	(1,294)
Funds from operations applicable to common stockholders	$ 6,303	$ 5,324	$ 4,334	$ 3,276	$1,743
Funds from operations per common share:					
Basic	$ 2.09	$ 1.78	$ 1.46	$ 1.43	$1.14
Diluted	$ 2.08	$ 1.78	$ 1.46	$ 1.43	$1.14

Notes:

(a): Management generally considers Funds from Operations ("FFO") to be one measure of financial performance of an equity REIT. We have adopted the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO, which was effective on January 1, 2000. Under the definition, FFO represents income (loss) before minority interest (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustment for unconsolidated partnerships and joint ventures. Therefore, FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered an alternative to net income as an indication of the Company's performance or to cash flows from operating activities as a measure of liquidity or the ability to pay distributions. Since all companies and analysts do not calculate FFO in a similar fashion, our calculation of FFO presented herein may not be comparable to similarly titled measures as reported by other companies.

(b): Includes the Company's share of depreciation expense of $16 from its unconsolidated joint venture for the year ended December 31, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

We are a self-administered real estate investment trust and we primarily own real estate that we net lease to tenants. We own thirty-three properties, a leasehold position with respect to one property and we are a member of a joint venture which owns one property. Our 35 properties are located in 13 states.

We have elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of ordinary taxable income to our stockholders. We intend to adhere to these requirements and to maintain our REIT status.

Our principal business strategy is to acquire improved, free standing, commercial properties subject to long term net leases. We acquire properties for their value as long-term investments and for their ability to generate income over an extended period of time. We have in the past and intend in the future to borrow on a secured and unsecured basis to finance the purchase of real estate.

Our rental properties are generally leased under noncancellable operating leases to corporate tenants. Substantially all of our lease agreements are net lease arrangements which require the tenant to pay not only rent but all the expenses of the leased property including maintenance, taxes, utilities and insurance. A majority of our lease agreements provide for periodic rental increases and others provide for increases based on the consumer price index.

In 2000, the Company purchased eight properties in four states for a total consideration of approximately $61,000,000. First mortgages totaling approximately $29,000,000 were placed on five of these properties.

In November 2001, we entered into a joint venture with an affiliate of Deutsche Bank A.G., which acquired a megaplex stadium style movie theater. We invested approximately $6,300,000 for our 50% participation in the joint venture. All decisions of the venture are subject to joint control. Under the joint venture operating agreement, a management fee equal to 1% of the rent paid by the tenant is paid to a company controlled by our Chairman of the Board of Directors and certain of our officers.

In 2000, we sold fifteen properties, thirteen of which were sold in a single transaction, which resulted in a gain of approximately $3,800,000 for financial statement purposes.

In 2001, we sold two properties for a total sales price of $800,000 and recognized a net gain of $126,000.

At December 31, 2001, we had twenty-three outstanding mortgages payable, aggregating $76,587,000 in principal amount, all of which are secured by first liens on individual real estate investments with an aggregate carrying value of approximately $116,000,000 before accumulated depreciation. The mortgages bear interest at rates ranging from 6.9% to 9.1%, and mature between 2002 and 2017.

RESULTS OF OPERATIONS

2001 vs. 2000

REVENUES

Revenues consist primarily of rental income from tenants in our rental properties. Rental income increased by $2,720,000 to $15,053,000 for the year ended December 31, 2001, as compared to $12,333,000 for the year ended December 31, 2000 primarily because we received rental income from eight properties during the entire year ended December 31, 2001. We acquired these properties at various times during the year ended December 31, 2000. Rental income during the year ended December 31, 2001 reflects an $878,000 reduction in rental income received during the year ended December 31, 2000 as a result of the sale of thirteen properties in October 2000.

In November 2001, we entered into a joint venture which acquired a megaplex stadium style theater in Norwalk, California. Our 50% equity share of the earnings of this unconsolidated joint venture of $83,000 is included in revenues for the year ended December 31, 2001.

Interest and other income decreased by $152,000 to $184,000 for the year ended December 31, 2001 due to a reduction in interest earned on cash and cash equivalents available for investment, as cash and cash equivalents were used during the year ended December 31, 2000 to fund property acquisitions.

EXPENSES

The increase in depreciation and amortization expense of $544,000 to $2,900,000 for the year ended December 31, 2001 resulted primarily from depreciation recorded on the eight properties acquired during the year ended December 31, 2000. The increases were partially offset by a decrease in depreciation resulting from the sale of fifteen properties during the year ended December 31, 2000.

The increase in interest-mortgages payable to $5,810,000 for the year ended December 31, 2001 from $4,261,000 for the year ended December 31, 2000 resulted from mortgages placed on seven properties acquired during 2000.

Interest-line of credit was $250,000 for the year ended December 31, 2001, as compared to $340,000 for the year ended December 31, 2000 resulting from borrowings under the credit facility. We repaid indebtedness under our line of credit during the year ended December 31, 2001, which had been incurred to facilitate the purchase of several properties during the year ended December 31, 2000, using the proceeds from mortgage financings on two properties purchased in December 2000.

General and administrative expenses increased by $47,000 to $1,136,000 for the year ended December 31, 2001. These increases resulted from increased costs primarily resulting from the increases in our business activities.

Real estate expenses were $181,000 in the year ended December 31, 2001 and $67,000 in the year ended December 31, 2000. This increase is primarily due to the write-off of leasing commissions, non-recurring landlord repairs and certain real estate expenses and taxes not rebilled to tenants. The results of operations for the year ended December 31, 2000 included a refund of real estate taxes received during that period.

During the year ended December 31, 2000, we determined that the estimated fair value of two properties was lower than their carrying amounts and therefore, we recorded a provision for valuation adjustment of real estate for the difference of $125,000. There was no comparable adjustment during the year ended December 31, 2001.

GAIN ON SALE OF REAL ESTATE

Gain on sale of real estate during the year ended December 31, 2001 resulted from the sale of a property in August 2001 at a gain of $172,000, offset in part by a $46,000 loss on a sale of property in May 2001.

Gain on sale of real estate during the year ended December 31, 2000 resulted primarily from the sale of thirteen Total Petroleum locations which resulted in a gain of $3,603,000 for financial statement purposes. We also recognized a gain of $43,000 on the sale of a property in May 2000 and a gain of $156,000 on the sale of a property in February 2000.

2000 vs. 1999

REVENUES

Revenues consist primarily of rental income from tenants in our rental properties. Rental income increased by $3,502,000 to $12,333,000 for the year ended December 31, 2000, as compared to $8,831,000 for the year ended December 31, 1999. Increases of $3,385,000 and $178,000 were due to the acquisition of eight and four properties during the years ended December 31, 2000 and 1999, respectively. These increases were partially offset by a $214,000 decrease in revenues resulting from the sale of thirteen properties during October 2000.

Interest and other income decreased by $1,013,000 for the year ended December 31, 2000 to $336,000, primarily because unused escrow funds of $793,000 were returned to us during the year ended December 31, 1999. Interest and other income also decreased in the year ended December 31, 2000 due to a reduction in interest earned on cash and cash equivalents available for investment, as cash and cash equivalents were used during the years ended December 31, 1999 and 2000 to fund property acquisitions.

EXPENSES

The increase in depreciation and amortization expense of $711,000 to $2,356,000 during the year ended December 31, 2000 resulted primarily from depreciation recorded on the eight properties acquired during the year ended December 31, 2000.

The increase in interest-mortgages payable to $4,261,000 for the year ended December 31, 2000 from $2,543,000 for the year ended December 31, 1999 resulted from mortgages placed on nine properties acquired during the years ended December 31, 2000 and 1999.

Interest-line of credit was $340,000 during the year ended December 31, 2000 resulting from borrowings under the credit facility. We borrow funds under our line of credit to facilitate property acquisitions. There were no such borrowings during the prior year.

General and administrative expenses increased by $268,000 for the year ended December 31, 2000. This increase was primarily due to an increase in payroll and payroll related expenses and advertising and promotional expenses, as our level of business activity increased.

Real estate expenses were $67,000 in the year ended December 31, 2000 and $129,000 in the year ended December 31, 1999. The decrease is due to a refund of real estate taxes received during the year ended December 31, 2000. The related expense had been included in the results of operations for the year ended December 31, 1999.

During the year ended December 31, 2000, we determined that the estimated fair value of two properties was lower than their carrying amounts and therefore, we recorded a provision for valuation adjustment of real estate for the differences of $125,000. There was no comparable adjustment during the year ended December 31, 1999.

GAIN ON SALE OF REAL ESTATE

Gain on sale of real estate during the year ended December 31, 2000 resulted primarily from the sale of thirteen properties, in a single transaction, which resulted in a gain of $3,603,000 for financial statement purposes. We also recognized a gain of $43,000 on the sale of a property in May 2000 and a gain of $156,000 on the sale of a property in February 2000.

LIQUIDITY AND CAPITAL RESOURCES

We had cash and cash equivalents of $2,285,000 at December 31, 2001. Our primary sources of liquidity are cash and cash equivalents, our $15,000,000 revolving credit facility and cash generated from operating activities. On March 24, 2000 we entered into an agreement with European American Bank (now Citibank N.A.) to provide a $15,000,000 revolving credit facility. We use the facility primarily to finance the acquisition of commercial real estate. The facility matures on March 24, 2003. Borrowings under the facility bear interest at the Bank's prime rate and there is an unused facility fee of one-quarter of 1% per annum. Net proceeds received from the sale or refinance of properties are required to be used to repay amounts outstanding under the facility if proceeds from the facility were used to purchase or refinance the property. The facility is guaranteed by all of our subsidiaries which own unencumbered properties and secured by the outstanding stock of all of our subsidiaries. At December 31, 2001, we had no indebtedness outstanding under the facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations | CONTINUED

We, on our own behalf, and on behalf of our joint venture with an affiliate of Deutsche Bank A.G., are involved in various stages of negotiation with respect to the acquisition of additional net leased properties. The joint venture, which will only acquire theater properties has agreed to acquire a 20 screen theater located in a suburb of Dayton, Ohio for a total consideration of $9,800,000. Our equity investment will approximate $5,000,000. We will use cash provided from operations and our credit facility to fund this and other acquisitions. The joint venture will likely seek mortgage financing secured by properties owned and acquired by it. It will continue to be our policy to make sufficient cash distributions to shareholders in order for us to maintain our real estate investment trust status under the Internal Revenue Code.

The following sets forth our contractual cash obligations, all of which relate to interest and amortization payments and balances due at maturity under outstanding mortgages secured by our properties, for the periods indicated:

Due within 1 year	*$ 8,130,000*
Due 1 to 3 years	*24,420,000*
Due 4 to 5 years	*26,007,000*
Due after 5 years	*55,894,000*

The debt service payments due within the next year will be paid primarily from cash generated from our operations. The debt service due for the next two years will be paid from operations. Loan maturities of approximately $13,000,000 due within 3 years will be paid predominately from mortgage financings or refinancings.

We have no outstanding contingent commitments, such as guarantees of indebtedness, or any other contractual cash obligations at December 31, 2001.

We intend to expand our investment activities either through our joint venture or independently in the near future. In the ordinary course of our business, we are involved in varying levels of discussions with respect to the acquisition of additional properties. We expect that in order to execute our expansion program, we will have to identify and obtain a significant amount of additional capital, either through increased debt or additional equity.

CASH DISTRIBUTION POLICY

We have elected to be taxed as a real estate investment trust under the Internal Revenue Code since our organization. To qualify as a real estate investment trust, we must meet a number of organizational and operational requirements, including a requirement that we distribute currently at least 90% of our ordinary taxable income to our shareholders. It is our current intention to comply with these requirements and maintain our real estate investment trust status. As a real estate investment trust, we generally will not be subject to corporate federal income tax on taxable income we distribute currently (in accordance with the Internal Revenue Code and applicable regulations) to our shareholders. If we fail to qualify as a real estate investment trust in any taxable year, we will be subject to federal, state and local income taxes at regular corporate rates and may not be able to qualify as a real estate investment trust for four subsequent tax years. Even if we qualify for federal taxation as a real estate investment trust, we may be subject to certain state and local taxes on our income and to federal income and excise taxes on our undistributed taxable income, i.e., taxable income not distributed in the amounts and in the time frames prescribed by the Internal Revenue Code and applicable regulations thereunder.

It is our intention to pay to our shareholders within the time periods prescribed by the Internal Revenue Code no less than 90%, and, if possible, 100% of our annual taxable income, including gains from the sale of real estate and recognized gains on sale of securities.

SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies are particularly important to an understanding of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to a degree of uncertainty. These significant accounting policies include:

REVENUES

Our revenues, which are substantially derived from rental income, includes rental income that each tenant pays in accordance with the terms of their respective leases reported on a straight line basis over the initial term of the lease. Since many of our leases provide for rental increases at specified intervals, straight line basis accounting requires us to record as an asset and include in revenues, unbilled rent receivables which we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. Accordingly, our management must determine, in its judgment, that the unbilled rent receivable applicable to each specific tenant is collectible. We review unbilled rent receivables on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant is engaged and economic conditions in the area in which the property is located. In the event that the collectability of an unbilled rent receivable is in doubt, we would be required to take a reserve against the receivable or a direct write off of the receivable, which would have an adverse affect on net income for the year in which the reserve or direct write off is taken and would decrease total assets and stockholders' equity. At December 31, 2001, management has not taken a reserve or direct write off against the unbilled rent receivable of $2,442,000.

VALUE OF REAL ESTATE PORTFOLIO

We review our real estate portfolio on a quarterly basis to ascertain if there has been any impairment in the value of any of our real estate assets in order to determine if there is any need for a provision for valuation adjustment. In reviewing the portfolio, we examine the type of asset, its location, the economic situation in the area in which the asset is located, the economic situation in the industry in which the tenant is involved and the timeliness of the payments made by the tenant under its lease, as well as any current correspondence that may have been had with the tenant, including property inspection reports. We also ascertain appropriate capitalization rates for the real estate asset in the area in which the property is located and apply such capitalization rate to the net operating income derived from that asset. We do not obtain any independent appraisals in determining value but rely on our own analysis and valuations. Any provision taken with respect to any part of our real estate portfolio will reduce our net income and reduce assets and stockholders' equity to the extent of the amount of the valuation allowance, but it will not affect our cash flow until such time as the property is sold. A $125,000 valuation adjustment was recorded in 2000. There was no valuation adjustment recorded in 2001.

CERTAIN RELATIONSHIPS AND ALLOCATED EXPENSES

We note the following relationships:
Fredric H. Gould, Chairman of our Board, is Chairman of the Board of BRT Realty Trust, a mortgage lending REIT, Chairman of the Board and sole shareholder of the managing general partner of Gould Investors L.P. and sole member of a limited liability company which is also a general partner of Gould Investors L.P.; Matthew Gould, a Senior Vice President and Director is a Senior Vice President and Trustee of BRT Realty Trust and President of the managing general partner of Gould Investors L.P.; and Jeffrey Gould, a Senior Vice President and Director is President, Chief Executive Officer and a Trustee of BRT Realty Trust and a Vice President of the corporate managing general partner of Gould Investors L.P. Gould Investors L.P. owns 18% of our outstanding common stock and 16% of our voting rights. In addition, David W. Kalish, Simeon Brinberg, Mark Lundy and Israel Rosenzweig, executive officers are also executive officers of BRT Realty Trust and of the corporate managing partner of Gould Investors L.P. Arthur Hurand, one of our Directors is a Trustee of BRT Realty Trust. Finally, we own 30,048 common shares of BRT Realty Trust, which is less than 1% of its total voting power.

Our company and related entities, including Gould Investors L.P. and BRT Realty Trust, occupy common office space and use certain personnel in common. In 2001, we were allocated $351,000 of common general and administrative expenses, including rent, telecommunication services, computer services, bookkeeping, secretarial and other clerical services and legal and accounting services. This amount includes an aggregate of $191,500, allocated to us for services (primarily legal and accounting), performed by seven executive officers who are not engaged by us on a full time basis. In addition $32,615 was paid to Brinberg and Lundy, a partnership in which Messrs. Brinberg and Lundy are partners, for services rendered by Mark H. Lundy in connection with potential property acquisitions, completed mortgage financings and our involvement in the joint venture with an affiliate of Deutsche Bank A.G. The fees paid to Brinberg & Lundy were capitalized. The allocation of common, general and administrative expenses is computed on a quarterly basis and is based on the time devoted by executive, administrative and clerical personnel to the affairs of each participating entity.

In 2001 we paid to a company controlled by the Chairman of our Board and certain of our officers, brokerage fees totaling $136,000 relating to $13,600,000 principal amount of mortgages placed on two of our properties. In addition, for the year ended December 31, 2001, this entity was paid a fee of $12,500 for supervision of improvements to a property which we own. The fees paid to this entity were approved by the directors of the Company, including a majority of the independent directors, and was based on fees for comparable services in the geographic area in which the properties for which the fee was paid is located. Accordingly, our Board intended that fees paid to related parties were no greater than fees which would have been paid to unaffiliated persons for comparable services.

During October 1998, Gould Investors L.P. loaned $350,000 to Jeffrey Fishman, our President and his wife which matured in October 2001 and was repaid prior to December 31, 2001. Mr. Fishman was not our employee in 1998. The loan was secured by interests in several real estate partnerships in which we or Gould Investors L.P. are the majority partners, and Mrs. Fishman is the minority partner. Mrs. Fishman is currently an equity owner in one limited liability company that was formed prior to the time Mr. Fishman became our employee.

Qualitative and Quantitative Disclosures about Market Risk

All of our long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The following table presents principal cash flows based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the fixed rate debt.

Year Ending December 31,	Principal Cash Flows (In Thousands)	Average Interest Rate
2002	$ 2,493	7.85%
2003	10,000	7.89
2004	4,092	7.94
2005	9,367	7.97
2006	8,741	7.95
Thereafter	41,894	7.93
Total	$ 76,587	7.93
Fair Value	$ 77,303	7.75%

Board of Directors and Officers

Fredric H. Gould
Chairman of the Board of Directors; Chairman of the Board of Trustees of BRT Realty Trust; President of REIT Management Corp., Advisor to BRT Realty Trust; General Partner of Gould Investors L.P; Chairman of Georgetown Partners, Inc., Managing General Partner of Gould Investors L.P; Director of East Group Properties, Inc.; Director of Yonkers Financial Corp.

Marshall Rose
Director; Real Estate Developer; Chairman of The Georgetown Group, Inc.; Director of Estee Lauder, Inc.; Chairman Emeritus of The New York Public Library.

Joseph A. Amato*
Director; Real Estate Developer; President of the Kent Companies Inc.

Charles L. Biederman*
Director; Real Estate Developer; Consultant to Sunstone Hotel Investors, LLC.

Arthur Hurand
Director; Private Investor; Trustee of BRT Realty Trust.

James J. Burns*
Director; Senior Vice President and Chief Financial Officer of Wellsford Real Properties, Inc.; Director of Cedar Income Fund Ltd.

Jeffrey A. Gould
Director; Senior Vice President; Trustee, President and Chief Executive Officer of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.

Matthew J. Gould
Director; Senior Vice President; President of Georgetown Partners, Inc.; Vice President of REIT Management Corp; Senior Vice President of BRT Realty Trust.

Jeffrey Fishman
President and Chief Executive Officer.

David W. Kalish
Senior Vice President and Chief Financial Officer; Senior Vice President-Finance of BRT Realty Trust; Vice President and Chief Financial Officer of Georgetown Partners, Inc. and REIT Management Corp.

Simeon Brinberg
Senior Vice President; Senior Vice President and Secretary of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.

Israel Rosenzweig
Senior Vice President; Senior Vice President of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.; Director of Nautica Enterprises, Inc.

Seth D. Kobay
Vice President and Treasurer; Vice President and Treasurer of BRT Realty Trust; Vice President of Operations of Georgetown Partners, Inc.

Karen Dunleavy
Vice President, Financial; Treasurer of Georgetown Partners, Inc.

Lawrence G. Ricketts Jr.
Vice President, Acquisitions.

Mark H. Lundy
Vice President and Secretary; Vice President of BRT Realty Trust; Vice President of Georgetown Partners, Inc.

Richard M. Figueroa
Vice President and Assistant Secretary; Vice President of Georgetown Partners, Inc.

Alysa Block
Assistant Treasurer; Assistant Treasurer of BRT Realty Trust.

EXECUTIVE OFFICES
60 Cutter Mill Road Suite 303
Great Neck, NY 11021
516-466-3100

REGISTRAR, TRANSFER AGENT, DISTRIBUTION DISBURSING AGENT
American Stock Transfer and Trust Company
59 Maiden Lane, New York, New York 10038
212-936-5100
800-937-5449

AUDITORS
Ernst & Young LLP
5 Times Square
New York, New York 10019

ONE LIBERTY PROPERTIES, INC.

FORM 10-K AVAILABLE
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained without charge by writing to the Secretary, One Liberty Properties, Inc., 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021

WEB SITE
www.1Liberty.com

STOCK LISTING
Symbols: OLP
OLP Pr
American Stock Exchange

ANNUAL MEETING
The annual meeting will be held on June 10, 2002 at the Company's Executive Offices at 9:00 a.m.

DISTRIBUTIONS
Distributions are paid on the first business day of January, April, July and October.

**Member of the Audit and Compensation Committees*

One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, NY 11021
(516) 466-3100
www.1Liberty.com